UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FSI International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
302633102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.		Westcliff Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization		California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power	0
	6. Shared Voting Power	0
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	0%
12.	Type of Reporting Person (See Instructions)	IA

1. Names of Reporting Persons.		Richard S. Spencer III
2. Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power	0
	6. Shared Voting Power	0
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	0%
12.	Type of Reporting Person (See Instructions)	HC, IN

Item 1(a).	Name of Issuer:

FSI International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3455 Lyman Boulevard, Chaska, Minnesota 55318

Item 2(a).	Names of Persons Filing:

Westcliff Capital Management, LLC and Richard S. Spencer III

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the reporting persons is 200 Seventh Avenue, Suite 105, Santa Cruz, CA 95062.

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2 and 3, of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

This statement relates to the shares of common stock  of the Issuer.

Item 2(e).	CUSIP Number:

302633102

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☑	(e)	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

☑	(g)	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   X  .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2008	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III, its Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 7

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: January 24, 2008	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III, its Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III